Exhibit 99.5

KUKE MUSIC HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: KUKE)

Form of Proxy for a Class Meeting of Holders of Class B Ordinary Shares of the Company

to be held on September 20, 2024

(or any adjourned meeting thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors of Kuke Music Holding Limited, a Cayman Islands company (the “Company”), of proxies for the class meeting (the “Class B Meeting”) of holders of Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) of the Company to be held at 10:00 a.m. on September 20, 2024 (Beijing time), and at any adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Class B Meeting (the “Class B Meeting Notice”).

The board of directors of the Company has fixed the close of business on August 26, 2024 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Class B Meeting or any adjournment thereof. Only holders of record of the Class B Ordinary Shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the Class B Meeting and any adjournment thereof.

In respect of the matters requiring shareholders’ vote at the Class B Meeting, each holder of the Class B Ordinary Shares is entitled to one vote per share. The quorum of the Class B Meeting consists of one or more shareholder(s) present in person or by proxy or by duly authorized corporate representative where such shareholder is a corporation, together holding or representing not less than one-third of the voting power of the issued Class B Ordinary Shares. This form of proxy and the accompanying Class B Meeting Notice will be first sent to the shareholders of the Company on or about August 26, 2024.

The Class B Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Class B Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the Class B Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Class B Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the Class B Meeting. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the Class B Meeting or at any adjournment thereof, or (ii) by voting in person at the Class B Meeting.

To be valid, this form of proxy must be completed, signed and returned to the Company by email to ir@kuke.com as soon as possible so that it is received by the Company no later than 48 hours before the time appointed for the holding of the Class B Meeting.

KUKE MUSIC HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: KUKE)

Form of Proxy for a Class Meeting of Holders of Class B Ordinary Shares of the Company

to be held on September 20, 2024

(or any adjourned meeting thereof)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of(Note 1) _____________________ _____________________ Class B ordinary shares, par value US$0.001 per share, of Kuke Music Holding Limited (the “Company”), hereby appoint the Chairman of the Class B Meeting(Note 2) or ___________________ of _______________________________________________ as my/our proxy to attend and act for me/us at the Class B Meeting and at any adjournment(s) thereof, and in the event of a poll voting, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.	as a special resolution, THAT the voting rights of the Class B Ordinary Shares be amended from each Class B Ordinary Share being entitled to ten (10) votes on all matters subject to a vote at general meetings of the Company to each Class B Ordinary Share being entitled to fifty (50) votes on all matters subject to a vote at general meetings of the Company.

Dated _______________, 2024	Signature(s)(Note 4) ____________________

1	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE CLASS B MEETING OR” and insert the name and address of the proxy desired in the space provided. A member who is a holder of two or more Class B ordinary shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.